Exhibit 99.1

West Corporation Reports First Quarter 2017 Results

West Announces Agreement to be Acquired by Certain Funds Affiliated with Apollo Global Management

West Cancels First Quarter Conference Call in Light of Transaction Announcement

OMAHA, NE, May 9, 2017 – West Corporation (Nasdaq:WSTC), a global provider of communication and network infrastructure services, today announced its first quarter 2017 results.

Select Financial Information

Unaudited, in millions except per share amounts	Three Months Ended March 31,
	2017	2016	% Change
Revenue	$572.5	$570.8	0.3%
Operating Income	108.2	108.9	-0.6%
Net Income	54.1	44.6	21.4%
Earnings per Share—Diluted	0.63	0.53	18.9%
Cash Flows from Operating Activities	52.8	60.1	-12.1%
Cash Flows used in Investing Activities	(31.3)	(39.5)	-20.7%
Cash Flows used in Financing Activities	(34.4)	(70.2)	-51.1%

Select Non-GAAP Financial Information1

Unaudited, in millions except per share amounts	Three Months Ended March 31,
	2017	2016	% Change
EBITDA	$157.8	$156.9	0.6%
Adjusted EBITDA	164.5	165.6	-0.7%
Adjusted Operating Income	129.3	134.1	-3.6%
Adjusted Net Income	68.8	63.5	8.2%
Adjusted Earnings per Share—Diluted	0.81	0.75	8.0%
Free Cash Flow[2]	26.1	23.7	10.2%

The Company also today separately announced that it entered into a definitive merger agreement with affiliates of certain funds managed by affiliates of Apollo Global Management, LLC (NYSE: APO), a leading global alternative investment manager, to be acquired for $23.50 per share in cash.

Dividend

Due to the merger agreement, West Corporation’s Board of Directors has suspended the payment of dividends.

First Quarter Results

For the first quarter of 2017, revenue was $572.5 million, an increase of 0.3 percent. Adjusted organic revenue growth5 for the first quarter was 0.7 percent.

First quarter operating income was $108.2 million, a decrease of 0.6 percent. EBITDA1 increased 0.6 percent to $157.8 million. Adjusted operating income1 decreased 3.6 percent to $129.3 million and Adjusted EBITDA1 decreased 0.7 percent to $164.5 million.

Net income increased 21.4 percent to $54.1 million, primarily due to lower tax and interest expense. The reduction in the effective tax rate in the first quarter of 2017 was due primarily to several tax settlements impacting the balance in the Company’s uncertain tax position liability. Adjusted net income1 was $68.8 million, an increase of 8.2 percent.

“Our first quarter revenue was slightly below our expectations, primarily due to changes in product mix and a decrease in the average rate per minute for automated conferencing services negatively impacting revenue in the Unified Communications Services segment,” said Tom Barker, chairman and chief executive officer. “West Corporation continued to grow its Safety Services, Interactive Services and Specialized Agent Services segments in the first quarter, as the Company won new clients, experienced increased volumes and saw further adoption of new technologies.”

First quarter results by segment were as follows:

•	Unified Communications Services revenue decreased 3.2 percent; adjusted organic growth[5] was negative 2.0 percent due to lower revenue in Conferencing, partially offset by low double-digit growth in UCaaS. Operating income decreased 8.6 percent primarily due to changes in product mix and a decrease in the average rate per minute for automated conferencing services. Adjusted operating income[1] decreased 10.5 percent.

•	Safety Services revenue increased 7.2 percent; organic revenue increased 6.0 percent, primarily due to growth from clients adopting new technologies. Operating income increased $10.3 million to $19.3 million due to revenue growth and cost savings initiatives. Adjusted operating income[1] increased $9.5 million, or 70.0 percent, to $23.1 million.

•	Interactive Services revenue increased 8.0 percent; organic revenue growth was 6.3 percent, primarily due to increased volumes from new and existing clients. Operating income increased 43.9 percent to $8.4 million and adjusted operating income[1] increased 15.6 percent to $14.1 million, primarily due to revenue growth.

•	Specialized Agent Services revenue increased 4.9 percent primarily due to growth in healthcare advocacy services. Operating income decreased $1.0 million to $3.6 million and adjusted operating income[1] declined $1.6 million, primarily due to severance expense in the Revenue Generation line of business.

Balance Sheet, Cash Flow and Liquidity – First Quarter Highlights

•	Cash flow from operations were $52.8 million, a decrease of 12.1 percent, primarily due to the timing of payroll and interest expense payments.

[1]	See Reconciliation of Non-GAAP Financial Measures below.
[2]	Free cash flow is calculated as cash flows from operating activities less cash capital expenditures.
[3]	Revenue growth attributable to acquired entities for the first quarter of 2017 includes Synrevoice, 911 ETC and Vocus.
[4]	Based on loan covenants. Covenant loan ratio is debt net of cash and excludes accounts receivable securitization debt.
[5]	Adjusted organic revenue growth, a non-GAAP metric, excludes revenue from acquired entities and the estimated impact of foreign currency exchange rates. The Company believes adjusted organic growth provides a useful measure of growth in its ongoing business. A reconciliation to GAAP revenue is presented in the Selected Financial Data table.
[6]	Our consolidated revenues and expenses are subject to variations caused by the net effect of foreign currency translation due to our international operations. It is difficult to predict the future fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated operations. Our revenues and expenses from our international operations are generally denominated in local currencies, therefore, the impact of currency fluctuations on our operating income and operating margin is partially mitigated. In order to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency fluctuations, we compare the percentage change in the results from one period to another period using constant currency presentation. The constant currency growth rates are calculated by translating the 2017 results at the 2016 average exchange rates. Constant currency growth rates are a non-GAAP measure.

NM: Not Meaningful

•	Free cash flow[1,2] increased 10.2 percent to $26.1 million due to lower capital expenditures. The Company invested $26.7 million, or 4.7 percent of revenue, in capital expenditures during the first quarter of 2017.

•	4.45x net leverage (net debt to pro forma adjusted EBITDA ratio, as calculated pursuant to the Company’s senior secured term debt facilities4) unchanged from December 31, 2016.

•	Repaid $15.7 million in debt; cash balance of $172.6 million at March 31, 2017.

Cancelling First Quarter Conference Call

In light of the announced merger agreement with funds affiliated with Apollo Global Management, West Corporation has cancelled its previously scheduled conference call.

About West Corporation

West Corporation (Nasdaq:WSTC) is a global provider of communication and network infrastructure services. West helps its clients more effectively communicate, collaborate and connect with their audiences through a diverse portfolio of solutions that include unified communications services, safety services, interactive services such as automated notifications, telecom services and specialized agent services.

For 30 years, West has provided reliable, high-quality voice and data services. West has sales and operations in the United States, Canada, Europe, the Middle East, Asia Pacific and Latin America. For more information, please call 1-800-841-9000 or visit www.west.com.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the proposed transaction and business combination between Apollo and the Company, including statements regarding the benefits of the proposed transaction and the anticipated timing of the proposed transaction. Forward-looking statements can be generally identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only West’s current expectations and are not guarantees of future performance or results. These statements are subject to various risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the proposed transaction may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the common stock of the Company; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of the Company and the receipt of certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed transaction on the Company’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of the Company and potential difficulties in the Company’s employee retention as a result of the proposed transaction; risks related to diverting management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company, its officers or directors related to the merger agreement or the proposed transaction; the possibility that competing offers or acquisition proposals for the Company will be made; risks regarding the failure to obtain the necessary financing to complete the proposed transaction; risks related to the equity and debt financing and related guarantee arrangements entered into in connection with the proposed transaction; competition in West’s highly competitive markets; increases in the cost of voice and data services or significant interruptions in these services; West’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; security and privacy breaches of the systems West uses to protect personal data; the effects of global economic trends on the businesses of West’s clients; the non-exclusive nature of West’s client contracts and the absence of revenue commitments; the cost of pending and future litigation; the cost of defending against intellectual property infringement claims; the effects of extensive regulation affecting many of West’s businesses; West’s ability to protect its proprietary information or technology; service interruptions to West’s data and operation centers; West’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where West operates; changes in foreign exchange rates; West’s ability to complete future acquisitions, integrate or achieve the objectives of its recent and future acquisitions; and future impairments of our substantial goodwill, intangible assets, or other long-lived assets. In addition, West is subject to risks related to its level of indebtedness. Such risks include West’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; West’s ability to comply with covenants contained in its debt instruments; West’s ability to obtain additional financing; the incurrence of significant additional indebtedness by West and its subsidiaries; and the ability of West’s lenders to fulfill their lending commitments. West is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. West undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

WEST CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, in thousands except per share data)

	Three Months Ended March 31,
	2017	2016
	Actual	Actual	% Change
Revenue	$572,542	$570,779	0.3%
Cost of services	242,442	241,012	0.6%
Selling, general and administrative expenses	221,877	220,843	0.5%

Operating income	108,223	108,924	-0.6%
Interest expense, net	35,216	38,483	-8.5%
Other expense (income), net	(2,670)	1,040	NM

Income before tax	75,677	69,401	9.0%
Income tax expense	21,581	24,846	-13.1%

Net income	$54,096	$44,555	21.4%

Weighted average shares outstanding:
Basic	83,361	83,149
Diluted	85,208	84,615
Earnings per share—Basic	$0.65	$0.54	20.4%

Earnings per share—Diluted	$0.63	$0.53	18.9%

	Three Months Ended March 31,
	2017	2016
SELECTED REPORTABLE SEGMENT DATA:	Actual	Actual	% Change
Revenue:
Unified Communications Services	$351,075	$362,713	-3.2%
Safety Services	76,255	71,164	7.2%
Interactive Services	77,493	71,729	8.0%
Specialized Agent Services	71,748	68,378	4.9%
Intersegment eliminations	(4,029)	(3,205)	NM

Total	$572,542	$570,779	0.3%

Depreciation:
Unified Communications Services	$16,330	$17,543	-6.9%
Safety Services	4,063	4,554	-10.8%
Interactive Services	4,893	3,920	24.8%
Specialized Agent Services	3,394	2,784	21.9%

Total	$28,680	$28,801	-0.4%

Amortization:
Unified Communications Services—SG&A	$2,287	$3,393	-32.6%
Safety Services—SG&A	2,810	3,383	-16.9%
Safety Services—COS	3,463	3,269	5.9%
Interactive Services—SG&A	4,853	5,055	-4.0%
Specialized Agent Services—SG&A	4,340	4,594	-5.5%
Deferred financing costs	1,888	4,909	-61.5%

Total	$19,641	$24,603	-20.2%

Share-based compensation:
Unified Communications Services	$3,024	$4,328	-30.1%
Safety Services	865	1,227	-29.5%
Interactive Services	545	761	-28.4%
Specialized Agent Services	991	1,350	-26.6%

Total	$5,425	$7,666	-29.2%

Cost of services:
Unified Communications Services	$167,147	$166,196	0.6%
Safety Services	25,525	27,315	-6.6%
Interactive Services	17,285	16,152	7.0%
Specialized Agent Services	35,269	33,151	6.4%
Intersegment eliminations	(2,784)	(1,802)	NM

Total	$242,442	$241,012	0.6%

Selling, general and administrative expenses:
Unified Communications Services	$102,538	$107,449	-4.6%
Safety Services	31,444	34,876	-9.8%
Interactive Services	51,853	49,769	4.2%
Specialized Agent Services	32,921	30,709	7.2%
Corporate Other	4,366	(557)	NM
Intersegment eliminations	(1,245)	(1,403)	NM

Total	$221,877	$220,843	0.5%

Operating income:
Unified Communications Services	$81,390	$89,068	-8.6%
Safety Services	19,286	8,973	114.9%
Interactive Services	8,355	5,808	43.9%
Specialized Agent Services	3,558	4,518	-21.2%
Corporate Other	(4,366)	557	NM

Total	$108,223	$108,924	-0.6%

Operating margin:
Unified Communications Services	23.2%	24.6%
Safety Services	25.3%	12.6%
Interactive Services	10.8%	8.1%
Specialized Agent Services	5.0%	6.6%

Total	18.9%	19.1%

SELECTED FINANCIAL DATA:

		Contribution
Changes in Revenue - 1Q17 compared to 1Q16:	Consolidated	to Rev. Growth
Revenue for the three months ended Mar. 31, 2016	$570,779
Revenue from acquired entities[3]	2,314	0.4%
Estimated impact of foreign currency exchange rates[6]	(4,511)	-0.8%
Adjusted organic growth[5]	3,960	0.7%

Revenue for the three months ended Mar. 31, 2017	$572,542	0.3%

	Unified	Contribution
Changes in Revenue - 1Q17 compared to 1Q16:	Communications	to Rev. Growth
Revenue for the three months ended Mar. 31, 2016	$362,713
Revenue from acquired entities[3]	191	0.1%
Estimated impact of foreign currency exchange rates[6]	(4,511)	-1.2%
Adjusted organic growth[5]	(7,318)	-2.0%

Revenue for the three months ended Mar. 31, 2017	$351,075	-3.2%

	Safety	Contribution
Changes in Revenue - 1Q17 compared to 1Q16:	Services	to Rev. Growth
Revenue for the three months ended Mar. 31, 2016	$71,164
Revenue from acquired entities[3]	849	1.2%
Adjusted organic growth[5]	4,242	6.0%

Revenue for the three months ended Mar. 31, 2017	$76,255	7.2%

	Interactive	Contribution
Changes in Revenue - 1Q17 compared to 1Q16:	Services	to Rev. Growth
Revenue for the three months ended Mar. 31, 2016	$71,729
Revenue from acquired entities[3]	1,274	1.8%
Adjusted organic growth[5]	4,490	6.3%

Revenue for the three months ended Mar. 31, 2017	$77,493	8.0%

WEST CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands)

	March 31,	December 31,	%
	2017	2016	Change
Assets:
Current assets:
Cash and cash equivalents	$172,626	$183,059	-5.7%
Trust and restricted cash	20,824	20,141	3.4%
Accounts receivable, net	395,912	369,068	7.3%
Income taxes receivable	—	4,366	-100.0%
Prepaid assets	55,430	40,886	35.6%
Deferred expenses	46,548	44,886	3.7%
Other current assets	29,400	31,889	-7.8%

Total current assets	720,740	694,295	3.8%
Property and Equipment:
Property and equipment	1,109,300	1,088,205	1.9%
Accumulated depreciation and amortization	(777,068)	(755,754)	2.8%

Net property and equipment	332,232	332,451	-0.1%
Goodwill	1,920,195	1,916,192	0.2%
Intangible assets, net	302,003	315,474	-4.3%
Other assets	180,826	182,426	-0.9%

Total assets	$3,455,996	$3,440,838	0.4%

Liabilities and Stockholders’ Deficit:
Current Liabilities:
Accounts payable	$79,547	$78,881	0.8%
Deferred revenue	142,153	151,148	-6.0%
Accrued expenses	211,852	224,871	-5.8%
Current maturities of long-term debt	43,772	39,709	10.2%

Total current liabilities	477,324	494,609	-3.5%
Long-term obligations	3,112,016	3,129,963	-0.6%
Deferred income taxes	100,457	88,864	13.0%
Other long-term liabilities	156,834	169,251	-7.3%

Total liabilities	3,846,631	3,882,687	-0.9%
Stockholders’ Deficit:
Common stock	87	86	1.2%
Additional paid-in capital	2,232,275	2,223,379	0.4%
Retained deficit	(2,455,496)	(2,490,455)	-1.4%
Accumulated other comprehensive loss	(80,275)	(87,633)	-8.4%
Treasury stock at cost	(87,226)	(87,226)	0.0%

Total stockholders’ deficit	(390,635)	(441,849)	-11.6%

Total liabilities and stockholders’ deficit	$3,455,996	$3,440,838	0.4%

Reconciliation of Non-GAAP Financial Measures

Adjusted Operating Income Reconciliation

Adjusted operating income is not a measure of financial performance under generally accepted accounting principles (“GAAP”). The Company believes adjusted operating income provides a relevant measure of operating profitability and a useful basis for evaluating the ongoing operations of the Company. Adjusted operating income is used by the Company to assess operating income before the impact of acquisitions and acquisition-related costs and certain non-cash items. Adjusted operating income is used by the Company as a benchmark for performance and compensation by certain executives. Adjusted operating income should not be considered in isolation or as a substitute for operating income or other profitability data prepared in accordance with GAAP. Adjusted operating income, as presented, may not be comparable to similarly titled measures of other companies. Set forth below is a reconciliation of adjusted operating income from operating income.

Reconciliation of Adjusted Operating Income from Operating Income

	Three Months Ended March 31,
Unaudited, in thousands	2017	2016	% Change
Consolidated:
Operating income	$108,223	$108,924	-0.6%
Amortization of acquired intangible assets	14,290	16,425	-13.0%
Share-based compensation	5,425	7,666	-29.2%
M&A and acquisition-related costs	1,335	1,088	22.7%

Adjusted operating income	$129,273	$134,103	-3.6%

Adjusted operating income margin	22.6%	23.5%
Unified Communications Services:
Operating income	$81,390	$89,068	-8.6%
Amortization of acquired intangible assets	2,287	3,393	-32.6%
Share-based compensation	3,024	4,328	-30.1%
M&A and acquisition-related costs	345	491	-29.7%

Adjusted operating income	$87,046	$97,280	-10.5%

Adjusted operating income margin	24.8%	26.8%
Safety Services:
Operating income	$19,286	$8,973	114.9%
Amortization of acquired intangible assets	2,810	3,383	-16.9%
Share-based compensation	865	1,227	-29.5%
M&A and acquisition-related costs	128	—	NM

Adjusted operating income	$23,089	$13,583	70.0%

Adjusted operating income margin	30.3%	19.1%
Interactive Services:
Operating income	$8,355	$5,808	43.9%
Amortization of acquired intangible assets	4,853	5,055	-4.0%
Share-based compensation	545	761	-28.4%
M&A and acquisition-related costs	317	552	-42.6%

Adjusted operating income	$14,070	$12,176	15.6%

Adjusted operating income margin	18.2%	17.0%
Specialized Agent Services:
Operating income	$3,558	$4,518	-21.2%
Amortization of acquired intangible assets	4,340	4,594	-5.5%
Share-based compensation	991	1,350	-26.6%

Adjusted operating income	$8,889	$10,462	-15.0%

Adjusted operating income margin	12.4%	15.3%
Corporate Other:
Operating income (loss)	$(4,366)	$557
M&A and acquisition-related costs	545	45

Adjusted operating income (loss)	$(3,821)	$602

Adjusted Net Income and Adjusted Earnings per Share Reconciliation

Adjusted net income and adjusted earnings per share (EPS) are non-GAAP measures. The Company believes these measures provide a useful indication of profitability and basis for assessing the operations of the Company without the impact of bond redemption premiums, acquisitions and acquisition-related costs, significant restructuring costs and certain non-cash items. Adjusted net income should not be considered in isolation or as a substitute for net income or other profitability metrics prepared in accordance with GAAP. Adjusted net income, as presented, may not be comparable to similarly titled measures of other companies. The Company utilizes these non-GAAP measures to make decisions about the use of resources, analyze performance, measure management’s performance with stated objectives and compensate management relative to the achievement of such objectives. Set forth below is a reconciliation of adjusted net income from net income.

Reconciliation of Adjusted Net Income from Net Income

Unaudited, in thousands except per share data	Three Months Ended March 31,
CONTINUING OPERATIONS	2017	2016	% Change
Net Income	$54,096	$44,555	21.4%
Amortization of acquired intangible assets	14,290	16,425
Amortization of deferred financing costs	1,888	4,909
Interest rate swap ineffectiveness	62	—
Share-based compensation	5,425	7,666
M&A and acquisition-related costs	1,335	1,088

Pre-tax total	23,000	30,088
Income tax expense on adjustments	8,323	11,096

Adjusted net income	$68,773	$63,547	8.2%

Diluted shares outstanding	85,208	84,615
Adjusted EPS—diluted	$0.81	$0.75	8.0%

Free Cash Flow Reconciliation

The Company believes free cash flow provides a relevant measure of liquidity and a useful basis for assessing the Company’s ability to fund its activities, including the financing of acquisitions, debt service, stock repurchases and distribution of earnings to shareholders. Free cash flow is calculated as cash flows from operating activities less cash capital expenditures. Free cash flow is not a measure of financial performance under GAAP. Free cash flow should not be considered in isolation or as a substitute for cash flows from operating activities or other liquidity measures prepared in accordance with GAAP. Free cash flow, as presented, may not be comparable to similarly titled measures of other companies. Set forth below is a reconciliation of free cash flow from cash flows from operating activities.

Reconciliation of Free Cash Flow from Operating Cash Flow

	Three Months Ended March 31,
Unaudited, in thousands	2017	2016	% Change
Cash flows from operating activities	$52,773	$60,052	-12.1%
Cash capital expenditures	26,672	36,357	-26.6%

Free cash flow	$26,101	$23,695	10.2%

EBITDA and Adjusted EBITDA Reconciliation

The common definition of EBITDA is “Earnings Before Interest Expense, Taxes, Depreciation and Amortization.” In evaluating liquidity and performance, the Company uses “Adjusted EBITDA.” The Company defines Adjusted EBITDA as earnings before interest expense, share-based compensation, taxes, depreciation and amortization, gain on assets held for sale and transaction costs. EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP. Although the Company uses Adjusted EBITDA as a measure of its liquidity and performance, the use of Adjusted EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate the business. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is presented here as the Company understands investors use it as a measure of its historical ability to service debt and compliance with covenants in its senior credit facilities. Further, Adjusted EBITDA is presented here as the Company uses it to measure its performance and to conduct and evaluate its business during its regular review of operating results for the periods presented. Set forth below is a reconciliation of EBITDA and Adjusted EBITDA from cash flow from operating activities and net income.

Reconciliation of EBITDA and Adj. EBITDA from Operating Cash Flow

	Three Months Ended Mar. 31,
Unaudited, in thousands	2017	2016
Cash flows from operating activities	$52,773	$60,052
Income tax expense	21,581	24,846
Deferred income tax expense	(9,898)	(2,377)
Interest expense and other financing charges	35,651	38,985
Provision for share-based compensation	(5,425)	(7,666)
Amortization of deferred financing costs	(1,888)	(4,909)
Other	(380)	(434)
Changes in operating assets and liabilities, net of business acquisitions	65,347	48,384

EBITDA	157,761	156,881
Provision for share-based compensation	5,425	7,666
M&A and acquisition-related costs	1,335	1,088

Adjusted EBITDA	$164,521	$165,635

Cash flows from operating activities	$52,773	$60,052
Cash flows used in investing activities	$(31,306)	$(39,460)
Cash flows used in financing activities	$(34,381)	$(70,245)

Reconciliation of EBITDA and Adjusted EBITDA from Net Income

	Three Months Ended Mar. 31,
Unaudited, in thousands	2017	2016
Net income	$54,096	$44,555
Interest expense and other financing charges	35,651	38,985
Depreciation and amortization	46,433	48,495
Income tax expense	21,581	24,846

EBITDA	157,761	156,881
Provision for share-based compensation	5,425	7,666
M&A and acquisition-related costs	1,335	1,088

Adjusted EBITDA	$164,521	$165,635

###

AT THE COMPANY:

Dave Pleiss

Investor Relations

West Corporation

(402) 963-1500

DMPleiss@west.com